UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission File No. 1-7797

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

PHH Home Loans, LLC Employee Savings Plan

B. Name of issuer of securities held pursuant to the plan and the address of its principal executive office:

PHH Corporation
3000 Leadenhall Road
Mt. Laurel, New Jersey 08054

Description	Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	2

FINANCIAL STATEMENTS:
Statements of Net Assets Available for Benefits as of December 31, 2006 and 2005	3
Statements of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2006 and for the Period from October 1, 2005 (inception) to December 31, 2005	4
Notes to Financial Statements	5

SUPPLEMENTAL SCHEDULE:
Form 5500, Part IV, Schedule H, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2006	11

SIGNATURES	12

EX-23-1: CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
EX-23.1: CONSENT OF DELOITTE & TOUCHE LLP

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the PHH Home Loans, LLC Employee Benefits Committee and Participants of the PHH Home Loans, LLC Employee Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the PHH Home Loans, LLC Employee Savings Plan (the “Plan”) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the year ended December 31, 2006 and for the period from October 1, 2005 (inception) to December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006 and for the period from October 1, 2005 (inception) to December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2006 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

As discussed in Note 2 to the Plan’s financial statements, during 2006 the Plan changed its method of accounting for fully benefit-responsive investment contracts to conform to FASB Staff Position Nos. AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans.

As discussed in Note 8 to the Plan’s financial statements, on March 15, 2007, PHH Corporation, the 50.1% owner of PHH Home Loans, LLC, (the Plan’s Sponsor), entered into a Merger Agreement.

/s/  Deloitte & Touche LLP

Philadelphia, Pennsylvania
July 13, 2007

PHH HOME LOANS, LLC EMPLOYEE SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2006	2005

ASSETS:
Cash and cash equivalents	$26,537	$380,973
Participant-directed investments, at fair value	60,213,180	46,954,522
Receivables:
Participant contributions	253,106	—
Employer contributions	162,375	—
Interest and dividends	2,188	280

Total receivables	417,669	280

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	60,657,386	47,335,775
Adjustment from fair value to contract value for fully benefit responsive investment contracts	162,912	123,797

NET ASSETS AVAILABLE FOR BENEFITS	$60,820,298	$47,459,572

See Notes to Financial Statements.

PHH HOME LOANS, LLC EMPLOYEE SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

		Period from
		October 1, 2005
	Year Ended	(inception) to
	December 31,	December 31,
	2006	2005

ADDITIONS TO NET ASSETS:
Contributions:
Participant	$5,985,350	$1,000,327
Employer	3,998,973	652,336
Rollovers	149,868	15,077

Total contributions	10,134,191	1,667,740

Net investment income:
Interest and dividends	3,032,280	1,346,070
Net appreciation in fair value of investments	3,153,539	44,747

Net investment income	6,185,819	1,390,817

Assets transferred in from the PHH Corporation Employee Savings Plan	929,781	44,849,302

Total additions	17,249,791	47,907,859

DEDUCTIONS FROM NET ASSETS:
Benefits paid to participants	2,550,766	446,817
Assets transferred out to the PHH Corporation Employee Savings Plan	1,331,849	—
Administrative expenses	6,450	1,470

Total deductions	3,889,065	448,287

NET INCREASE IN NET ASSETS	13,360,726	47,459,572
NET ASSETS AVAILABLE FOR BENEFITS:
BEGINNING OF YEAR	47,459,572	—

END OF YEAR	$60,820,298	$47,459,572

See Notes to Financial Statements.

PHH HOME LOANS, LLC EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

1.	Description of the Plan

The following description of the PHH Home Loans, LLC Employee Savings Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description or the Plan Document, which are available from the plan sponsor, PHH Home Loans, LLC (the “Company”, “Home Loans” or the “Plan Sponsor”), for a more complete description of the Plan’s provisions.

The Plan is a defined contribution plan that provides Internal Revenue Code (“IRC”) Section 401(k) employee salary deferral benefits and additional employer contributions for the Company’s eligible employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan is administered by the Company’s Employee Benefits Committee (the “Plan Administrator”). Merrill Lynch Trust Company FSB (the “Trustee”) is the Plan’s trustee.

The Company was formed in connection with PHH Corporation’s (“PHH”) (NYSE: PHH) spin-off from Cendant Corporation effective February 1, 2005 and commenced operations in October 2005. Effective July 31, 2006, Cendant Corporation completed the spin-off of its real estate services division into an independent publicly traded company, Realogy Corporation (“Realogy”). Also during 2006, Cendant Corporation changed its name to Avis Budget Group, Inc.; however, within these Notes to Financial Statements, PHH’s former parent company, now known as Avis Budget Group, Inc. (NYSE: CAR) is referred to as “Cendant.” PHH Broker Partner Corporation, a wholly owned subsidiary of PHH, owns 50.1% of the Company and Realogy Services Venture Partner, Inc., a wholly owned subsidiary of Realogy, owns 49.9% of the Company. The Plan was formed effective October 1, 2005. During the period from October 1, 2005 (inception) to December 31, 2005, the Plan received a transfer of assets of approximately $44.8 million from the PHH Corporation Employee Savings Plan representing account balances of the Company’s employees.

On March 1, 2006, the Trustee and all eligible Plan participants were instructed to suspend all further purchases of PHH common stock within the Plan until PHH filed its Annual Report on Form 10-K for the fiscal year ended December 31, 2005. On November 9, 2006, all eligible Plan participants were notified that the suspension of purchases of PHH common stock within the Plan had been extended until PHH became a current filer with the Securities and Exchange Commission (“SEC”). Refer to PHH’s Current Reports on Form 8-K filed on March 1, 2006 and November 9, 2006, which provide further details of these blackout periods. Notwithstanding the instructions having been given, PHH and the Plan Administrator recently became aware that there were purchases of PHH common stock within the Plan during the blackout periods by certain Plan participants. PHH has evaluated these purchases and determined that they will not result in any impact on the financial statements of the Plan. On June 29, 2007, PHH continued the blackout period. See Note 8, “Subsequent Events” for details regarding this additional extension.

The following is a summary of certain Plan provisions:

Eligibility.  Each regular employee of the Company (as defined in the Plan Document) is eligible to participate in the Plan following the later of commencement of employment or the attainment of age eighteen. Each part-time employee of the Company (as defined in the Plan Document) is eligible to participate in the Plan following the later of one year of eligible service or the age of eighteen.

Participant Contributions.  Participants may elect to make pre-tax contributions up to 20% of pre-tax annual compensation up to the statutory maximum of $15,000 for 2006. Certain eligible participants (age 50 and over) are permitted to contribute an additional $5,000 as a catch up contribution, resulting in a total pre-tax contribution of $20,000 for 2006. Participants may change their investment allocations between funds on a daily basis.

Employer Contributions.  The Company makes matching contributions to the Plan equal to 100% of each eligible participant’s salary deferral up to 6% of such participant’s eligible compensation per pay period. Participants are eligible for the employer contribution following one year of service (as defined in the Plan Document) provided they are regularly scheduled to work at least 20 hours per week. Catch up contributions made by eligible participants (age 50 and over) are not matched by the Company.

PHH HOME LOANS, LLC EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS — (Continued)

Rollovers.  All participants, upon commencement of employment, are provided the option of making a rollover contribution into the Plan in accordance with Internal Revenue Service (“IRS”) regulations.

Investments.  Participants direct the investment of contributions to various investment options and may reallocate investments among the various funds or change future contributions on a daily basis. The fund reallocation must be in 1% increments and include both employee and employer contributions. Only one reallocation is allowed each day. Participants should refer to each fund’s prospectus for a more complete description of the risks associated with each fund.

Vesting Schedule.  At any time, participants are 100% vested in their participant, employer and rollover contributions.

Loan Provision.  Participants may borrow from their fund accounts up to the lesser of $50,000 or 50% of their vested balance, provided the vested balance is at least $1,000. The loans are secured by the participant’s vested account balance and bear interest at a rate equal to the prime rate plus one percent. Loan repayments are made through payroll deductions over a term not to exceed five years, unless the proceeds of the loan are used to purchase the principal residence of the participant, in which case the term is not to exceed 15 years.

Participant Accounts.  A separate account is maintained for each participant. Each participant’s account is credited with the participant’s contributions and allocations of the Company’s contributions and Plan earnings, including interest, dividends and net realized and unrealized appreciation in fair value of investments. Each participant’s account is also charged an allocation of net realized and unrealized depreciation in fair value of investments and certain administrative expenses. Allocations are based on participant account balances, as defined in the Plan Document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Payment of Benefits to Participants.  Participants are entitled to withdraw all or any portion of their vested accounts in accordance with the terms of the Plan and applicable law. Participants may make full or partial withdrawals of their salary deferral or rollover accounts upon attaining age 59 1/2 or for a hardship in certain circumstances (as defined in the Plan Document) before that age. If a terminated participant’s account balance is more than $1,000 but does not exceed $5,000 (excluding any rollover contributions and related earnings thereon), the account balance will automatically be rolled over to a Merrill Lynch Individual Retirement Rollover Account. If a terminated participant’s account balance exceeds $5,000, no distribution will be made unless the participant consents to a distribution. A terminated participant with an account balance of $1,000 or less will automatically receive a lump sum distribution. Amounts to be paid to participants who have elected to withdraw from the Plan, but did not yet receive distributions from the Plan totaled $25,000 and $30,000 at December 31, 2006 and 2005, respectively.

Transfers.  PHH sponsors a 401(k) plan for eligible employees of PHH and its wholly-owned subsidiaries. If participants change their employer between Home Loans and PHH (or a wholly-owned subsidiary of PHH) during the year, their account balances are transferred into the corresponding plan.

Administrative Expenses.  Administrative expenses of the Plan may be paid by PHH at its discretion; otherwise, such expenses are paid by the Plan. During 2006 and 2005, all administrative expenses recorded by the Plan were loan origination fees and associated expenses charged to applicable participant accounts. All other administrative expenses associated with the Plan were paid by PHH.

2.	Summary of Significant Accounting Policies

Basis of Accounting.  The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Adoption of New Accounting Guidance.  The financial statements reflect the retroactive adoption of Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, “Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans” (the “FSP”). As required by the FSP, the

PHH HOME LOANS, LLC EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS — (Continued)

Statements of Net Assets Available for Benefits presents investment contracts at fair value as well as an additional line item showing an adjustment of fully benefit responsive investment contracts from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits is presented on a contract value basis and was not affected by the adoption of the FSP. The adoption of the FSP did not impact the amount of Net assets available for benefits at December 31, 2006 and 2005.

Cash and Cash Equivalents.  The Plan considers highly liquid investments with an original maturity of three months or less to be cash equivalents.

Valuation of Investments and Income Recognition.  The Plan’s investments in common stock, mutual funds and cash and cash equivalents are stated at fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year. Shares of registered investment companies are valued at the quoted market price, which represents the net asset value of shares held by the Plan at year-end. Loans to participants are valued at cost, which approximates fair value. The Plan’s investments in common/collective trusts consist of funds that invest primarily in fixed interest insurance investment contracts, money market funds, corporate and government bonds, mortgage-backed securities, bond funds, equity securities and fixed income securities. The Plan’s investments in these common/collective trusts are valued at fair value of the underlying investments and then adjusted to contract values. Contract values represent amounts contributed, plus the Plan’s pro-rata share of interest income earned by such fund, less administrative expenses and withdrawals.

Management fees and operating expenses charged to the Plan for investments in mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date and interest is recorded when earned. The accompanying Statements of Changes in Net Assets Available for Benefits present net appreciation in fair value of investments, which includes unrealized gains and losses on investments held at December 31, 2006 and 2005 and realized gains and losses on investments sold during the year ended December 31, 2006 and the period from October 1, 2005 (inception) to December 31, 2005.

Use of Estimates.  The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make estimates and assumptions that affect the amounts reported and related disclosures. Actual results could differ from those estimates.

Risks and Uncertainties.  The Plan invests in various securities including mutual funds, common/collective trusts and common stock. Investment securities are exposed to various risks, such as interest rate and credit risks and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that those changes could materially affect the amounts reported in the financial statements.

Payment of Benefits.  Benefits to participants are recorded upon distribution.

PHH HOME LOANS, LLC EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS — (Continued)

3.	Investments

The following table presents investments that represent five percent or more of the Plan’s net assets available for benefits:

	December 31,
	2006		2005

Merrill Lynch Retirement Preservation Trust(1)	$8,411,410		$6,753,819
Goldman Sachs Growth Opportunities Fund	3,851,243		991	(2)
Pioneer Mid Cap Value Fund	3,312,474		7,200	(2)
Oppenheimer Developing Markets Fund	4,943,409		3,883,277
ING International Value Fund	6,482,268		3,801,062
MFS Mid Cap Growth Fund	—	(2)	3,688,086
Pimco Total Return Fund	4,513,255		3,641,145
Davis New York Venture Fund	5,007,853		3,542,949
Harbor Small Cap Value Fund	3,501,467		3,310,723
Oppenheimer Capital Appreciation Fund	3,551,675		2,931,495
Allianz OCC Renaissance Fund	—	(2)	2,876,886

(1)	Exempt party-in-interest transaction (See Note 5, “Exempt Party-in-Interest Transactions”).

(2)	Less than 5% of net assets available for benefits as of December 31, 2006 or December 31, 2005, but included for comparative purposes.

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

		Period from
		October 1, 2005
	Year Ended	(inception) to
	December 31,	December 31,
	2006	2005

Mutual funds	$2,950,840	$61,455
Common/collective trusts	286,976	48,137
Common stocks(1)	(84,277)	(64,845)

	$3,153,539	$44,747

(1)	Exempt party-in-interest transaction (See Note 5, “Exempt Party-in-Interest Transactions”).

4.	Federal Income Tax Status

The Plan is governed by a Plan Document which the Plan Administrator believes was drafted to satisfy the applicable provisions of the IRC and is intended to comply with those provisions. Due to the timing of the application of IRS plan determination letters, the Plan has not received a determination letter from the IRS. However, the Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC and may be amended, if necessary, to continue to comply with applicable requirements. Therefore, no provision for income tax has been included in the Plan’s financial statements.

5.	Exempt Party-in-Interest Transactions

A portion of the Plan’s investments represent shares in funds managed by the Trustee. These transactions qualify as exempt party-in-interest transactions.

PHH HOME LOANS, LLC EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS — (Continued)

Additionally, the Plan’s investments included the following common stock of PHH and its former affiliates:

	December 31,
	2006		2005
		Cost		Cost
	Shares	Basis	Shares	Basis

PHH Corporation common stock	8,881	$248,851	8,558	$192,966
Avis Budget Group, Inc. common stock	4,778	429,419	—	—
Realogy Corporation common stock	10,701	166,909	—	—
Wyndham Worldwide Corporation common stock	9,664	196,595	—	—
Cendant Corporation common stock	—	—	81,161	1,317,813

The Plan recorded the following activity in Net investment income for the above common stock investments:

			Period from
			October 1, 2005
	Year Ended		(inception) to
	December 31,		December 31,
	2006		2005
	Net
	Appreciation		Net
	(Depreciation)	Dividend	(Depreciation)	Dividend
	in Fair Value	Income	in Fair Value	Income

PHH Corporation common stock	$4,241	$—	$(685)	$—
Avis Budget Group, Inc. common stock	(359,927)	—	—	—
Realogy Corporation common stock	194,178	—	—	—
Wyndham Worldwide Corporation common stock	124,889	—	—	—
Cendant Corporation common stock	(47,658)	7,235	(64,160)	8,959

Effective July 31, 2006, Cendant spun-off its real estate services division, Realogy, and hospitality services division, Wyndham Worldwide Corporation (“Wyndham”), in which Cendant distributed 100% of the common stock of its Realogy Corporation and Wyndham subsidiaries to Cendant stockholders of record as of July 21, 2006. During 2006, Cendant changed its name to Avis Budget Group, Inc., effectuated a one-for-ten reverse stock split and changed its trading symbol on the New York Stock Exchange (“NYSE”). These transactions qualify as exempt party-in-interest transactions.

6.	Plan Termination

Although it has not expressed any intention to do so, the Company reserves the right to modify, suspend, amend or terminate the Plan in whole or in part at any time subject to the provisions of ERISA.

PHH HOME LOANS, LLC EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS — (Continued)

7.  Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for Plan benefits as presented in these financial statements to the balance per Form 5500 as of and for the year ended December 31, 2006:

Statement of net assets available for benefits:
Net assets available for benefits per the financial statements	$60,820,298
Adjustment from fair value to contract value for fully benefit responsive investment contracts	(162,912)

Net assets available for benefits per the Form 5500, at fair value	$60,657,386

Statement of changes in net assets available for benefits:
Net increase in net assets per the financial statements	$13,360,726
Adjustment from fair value to contract value for fully benefit responsive investment contracts	(162,912)
Assets transferred in from the PHH Corporation Employee Savings Plan	(929,781)
Assets transferred out to the PHH Corporation Employee Savings Plan	1,331,849

Net income per Form 5500	$13,599,882

8.	Subsequent Events

On March 15, 2007, PHH entered into a definitive agreement (the “Merger Agreement”) with General Electric Capital Corporation (“GE”) and its wholly owned subsidiary, Jade Merger Sub, Inc. to be acquired (the “Merger”). In conjunction with the Merger, GE entered into an agreement to sell the mortgage operations of PHH to an affiliate of The Blackstone Group, a global investment and advisory firm. On March 14, 2007, prior to the execution of the Merger Agreement, the Company entered into an amendment to the Rights Agreement, originally dated as of January 28, 2005 and between the Company and The Bank of New York (the “Rights Agreement”). The amendment revises certain terms of the Rights Agreement to render it inapplicable to the Merger and the other transactions contemplated by the Merger Agreement. The Merger is subject to approval by PHH’s stockholders and state licensing and other regulatory approvals, as well as various other closing conditions. Under the terms of the Merger Agreement, at closing, PHH’s stockholders will receive $31.50 per share in cash and shares of PHH’s common stock will no longer be listed on the NYSE. The Merger Agreement contains certain restrictions on PHH’s ability to incur new indebtedness and to pay dividends on its common stock as well as on the payment of intercompany dividends by certain of its subsidiaries without the prior written consent of GE.

On March 30, 2007, Realogy announced the approval of the acquisition of it by an affiliate of Apollo Management VI, L.P., which closed on April 10, 2007, and shares of Realogy ceased trading on the NYSE. Plan participants holding shares of Realogy stock received $30 in cash per share of common stock held, which, in turn, was deposited in the participants’ accounts in the Merrill Lynch Retirement Preservation Trust investment.

On June 29, 2007, PHH further extended the blackout period to restrict the purchase of PHH common stock as previously requested of the Plan Administrator and eligible Plan participants on March 1, 2006 and November 9, 2006. See Note 1, “Description of the Plan” for discussion of restrictions. The blackout period will terminate upon the earlier of the effective date of the Merger Agreement or December 31, 2007. Refer to PHH’s Current Report on Form 8-K filed on July 2, 2007, which provides further details of the extended blackout period restrictions.

PHH HOME LOANS, LLC EMPLOYEE SAVINGS PLAN
FORM 5500, PART IV, SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2006

		Number of
		Shares,
Identity of Issue, Borrower, Current	Description of	Units or
Lessor or Similar Party	Investment	Par Value	Cost(1)	Current Value

PHH Corporation Common Stock(2)	Common stock	8,881		$256,398
Avis Budget Group, Inc.	Common stock	4,778		103,638
Realogy Corporation	Common stock	10,701		324,462
Wyndham Worldwide Corporation	Common stock	9,664		309,428
Merrill Lynch Equity Index Trust I(2)	Common/collective trust	20,392		2,191,360
Merrill Lynch Retirement Preservation Trust(2)	Common/collective trust	8,574,322		8,411,410
American Growth Fund of America	Mutual fund	1,722		55,884
The Oakmark Equity and Income Fund	Mutual fund	80,191		2,068,115
The Managers Special Equity Fund	Mutual fund	11,060		917,526
Pioneer Mid-Cap Value Fund	Mutual fund	145,475		3,312,474
Lord Abbett Bond Debenture Fund	Mutual fund	84,297		687,018
DWS RReef Real Estate Securities Fund	Mutual fund	62,848		1,667,353
ING International Value Fund	Mutual fund	314,979		6,482,268
Goldman Sachs Growth Opportunities Fund	Mutual fund	177,232		3,851,243
Harbor Small Cap Value Fund	Mutual fund	165,241		3,501,467
Oppenheimer Quest Balanced Fund	Mutual fund	27,158		511,666
Oppenheimer Capital Appreciation Fund	Mutual fund	76,993		3,551,675
Allianz CCM Capital Appreciation Fund	Mutual fund	22,876		439,457
Oppenheimer International Growth Fund	Mutual fund	49,851		1,388,849
Pimco Total Return Fund	Mutual fund	434,803		4,513,255
Davis New York Venture Fund	Mutual fund	130,007		5,007,853
Oppenheimer Developing Markets Fund	Mutual fund	119,957		4,943,409
MFS Value Fund Class R5	Mutual fund	48,861		1,308,013
Massachusetts Investors Growth Stock Fund Class A	Mutual fund	156,314		2,157,129
Loans to participants(3)				2,251,830
Cash and cash equivalents				26,537

Total				$60,239,717

(1)	Cost information is not required for participant-directed investments.

(2)	Represents an exempt party-in-interest transaction.

(3)	Maturity dates range principally from January 2007 to October 2021. Interest rates range from 5.0% to 10.5%.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PHH Home Loans, LLC Employee Savings Plan

By:	/s/ Clair M. Raubenstine
Name: Clair M. Raubenstine

Title:	Member, Employee Benefits Committee

Date: July 16, 2007